Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 13, 2007

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Broadridge Financial Solutions, LLC

Registration Statement on Form 10 (File No. 001-33220)

Ladies and Gentlemen:

On behalf of Broadridge Financial Solutions, LLC, a Delaware limited liability company (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”), marked to indicate changes from Amendment No. 2 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2007.

Amendment No. 3 reflects the responses of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter from Mr. Larry Spirgel, dated March 8, 2007 (the “Comment Letter”), to Mr. Gary C. Butler, President and Chief Executive Officer of ADP. For ease of reference, the text of the Staff’s comment is reprinted in italics below followed by the Company’s response. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the information statement included therein.

The Company has asked us to convey the following as its responses to the Staff:

Exhibit 99.1 Information Statement

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Risks Relating to our Business, page 43

Securities and Exchange Commission

1.	We note your revisions in response to our prior comments two and three. For each client, please disclose the amount of revenue generated in fiscal 2006 and for the six months ended December 31, 2006 for proxy distribution and related services and whether you expect to provide these clients proxy distribution and related services on an ongoing basis. With respect to the client that was acquired, clarify whether the acquiror is an existing client or a new client.

Response to Comment 1

The Company has revised the information statement in response to the Staff’s comment. See pages 10 and 43 of Amendment No. 3.

* * * *

If you have any questions concerning the above response, please do not hesitate to contact either the undersigned at (212) 373-3296 or Raphael M. Russo at (212) 373-3309.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Adam D. Amsterdam, Esq.

Broadridge Financial Solutions, LLC

Raphael M. Russo, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP